Exhibit 97
SYNOVUS FINANCIAL CORP.

MANDATORY CLAWBACK POLICY

A.OVERVIEW

In accordance with the applicable rules of The New York Stock Exchange Listed Company Manual (the “NYSE Rules”), Section 10D and Rule 10D-1 (“Rule 10D-1”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors (the “Board”) of Synovus Financial Corp. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of Erroneously Awarded Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section H, below. Each Executive Officer shall be required to sign and return to the Company the Attestation and Acknowledgement attached hereto as Exhibit A.

B.RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1)    In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with NYSE Rules and Rule 10D-1 as follows:

(i)    After an Accounting Restatement, the Compensation and Human Capital Committee (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(a)    For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

i.    The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

ii.    The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

(ii)    The Committee shall determine, in its sole discretion, the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances, including the time and method of recoupment, which may include, without limitation: (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Committee may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(iii)    The Committee shall determine the repayment schedule for any Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement set forth in Section (B)(1) hereof. The determination with respect to “reasonably promptly” recovery may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfies this requirement.

(iv)    To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(v)    To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(vi)    Recovery under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or such Executive Officer being found responsible for the accounting error leading to an Accounting Restatement.

(2)    Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee (which, as specified above, is composed entirely of independent directors) determines that recovery would be impracticable and any of the following two conditions are met:

(i)    The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NYSE; or

(ii)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C.    DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

D.    PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. The Company shall not reimburse any Executive Officer for premiums on, or otherwise subsidize or pay for, an insurance policy that would cover such person’s potential obligations under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

E.    ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith. In administering this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Committee may authorize and direct any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

F.    AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE listing standard.

G.    OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this Policy shall be applied to the fullest extent of the law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

H.    DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)    “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(2)    “Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the

Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

(3)    “Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(4)    “Effective Date” means October 2, 2023.

(5)    “Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(6)    “Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Rule 16a-1(f) under the Exchange Act.

(7)    “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. Such financial metrics as earnings per share, revenues, net income, return on average assets, and return on average tangible common equity shall also be considered Financial Reporting Measures, among others. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(8)    “Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(9)    “NYSE” means the New York Stock Exchange.

(10)    “Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered Received when the relevant Financial Reporting Measure is achieved even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.

(11)    “Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Effective as of October 2, 2023.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF MANDATORY CLAWBACK POLICY

By my signature below, I acknowledge and agree that:

•I have received and read the attached Mandatory Clawback Policy (this “Policy”). Any capitalized terms used in this acknowledgment without definition shall have the meaning set forth in the Policy.
•I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.
•In the event of any inconsistency between the Policy and the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern.

Signature:

Printed Name:

Date: